# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Streamex Corp., CIK 0001530766
CUSIP: 09073N300
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2431 Aloma Ave, Ste 243, Winter Park, Florida (FL), 32792
Date of event which requires filing of this statement: 05/28/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001641172-25-020996
Filed by CIK 0001233215

## Reporting persons
- Avanico Limited: type of reporting person: partnership (PN); citizenship or place of organization: United Arab Emirates (C0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 17,371,845; sole dispositive power 0; shared dispositive power 17,371,845; aggregate amount beneficially owned 17,371,845 (12.02% of the class)
  Comment: (1) 17,193,640 exchangeable shares (the "Exchangeable Shares") are exchangeable for 17,193,640 shares of Streamex Corp. (the "Issuer") common stock, par value $0.001 per share (the "Shares"). Currently, 5.01% of the Exchangeable Shares are exchangeable for Shares and the remainder are exchangeable upon stockholder approval which is expected to occur within 60 days. This Amendment corrects an inadvertent error in the previously reported number of Exchangeable Shares attributable to the Reporting Person.
  
  (2) 178,205 Shares are held by Sestini & Co., an entity controlled by the Reporting Person. As a result, such Shares are deemed to be beneficially owned by the Reporting Person.
  
  (3) Based on 144,526,415 Shares outstanding as of September 15, 2025, which includes 35,456,359 Shares outstanding and 109,070,056 Exchangeable Shares.
- Frank Giustra: type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); does not affirm membership in a group (box b); sole voting power 0; shared voting power 17,371,845; sole dispositive power 0; shared dispositive power 17,371,845; aggregate amount beneficially owned 17,371,845 (12.02% of the class)
  Comment: (1) 17,193,640 Exchangeable Shares are exchangeable for 17,193,640 Shares. Currently, 5.01% of the Exchangeable Shares are exchangeable for Shares and the remainder are exchangeable upon stockholder approval which is expected to occur within 60 days. This Amendment corrects an inadvertent error in the previously reported number of Exchangeable Shares attributable to the Reporting Person.
  
  (2) 178,205 Shares are held by Sestini & Co., an entity controlled by the Reporting Person. As a result, such Shares are deemed to be beneficially owned by the Reporting Person.
  
  (3) Based on 144,526,415 Shares outstanding as of September 15, 2025, which includes 35,456,359 Shares outstanding and 109,070,056 Exchangeable Shares. The Shares attributable to Mr. Giustra are held in trust.
  
  Explanatory Note
  
  This Amendment is being filed to correct an inadvertent error in the number of Exchangeable Shares previously reported as beneficially owned by the Reporting Person, to clarify that the Shares attributed to Frank Giustra are held in trust and the date of event which requires filing of this statement.

## Item 1. Issuer
Name of issuer: Streamex Corp.
Address of issuer's principal executive offices: 2431 Aloma Ave, Ste 243, Winter Park, FL 32792

## Item 2. Person Filing
Name of person filing: This statement is filed by: (i) Avanico Limited ("Avanico") with respect to the Exchangeable Shares held by Avanico and (ii) Frank Giustra ("Mr. Giustra"), beneficially owned by Avanico and Mr. Giustra, of which only 5.01% are currently exchangeable into Shares, with the remainder to be exchangeable upon stockholder approval expected within 60 days, and of which 16,170,209 Shares are attributed to Avanico and 1,023,431 Shares attributed to Mr. Giustra are held in trust. In addition, 178,205 Shares included in the aggregate amount reported herein are held by Sestini & Co., an entity controlled by Mr. Giustra, and as such are deemed to be beneficially owned by him.
Address of principal business office or, if none, residence: The address of the principal business office of Avanico is Unit No. 3001-07 & 3001-08, Swiss Tower, Plot No. JLT-PH2-Y3A, Dubai, PO Box 643718, United Arab Emirates. The address of Mr. Giustra is 17 Chester Row, London United Kingdom, SW1W 9JF.
Citizenship: Avanico is a UAE Corporation. Mr. Giustra is a citizen of Italy and Canada.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on September 15, 2025.

In connection with the closing of the share purchase agreement (as amended and in effect), dated May 23, 2025, by and among the Issuer, BST Sub ULC ("ExchangeCo"), 1540875 B.C. Ltd., 1540873 B.C. Ltd., Streamex Exchange Corporation and its shareholders (the "Share Exchange"), the Reporting Persons received 17,193,640 Exchangeable Shares. Currently, 5.01% of such Exchangeable Shares are exchangeable into Shares, with the remainder subject to stockholder approval, which is expected to occur within 60 days. In addition, 178,205 Shares are held by Sestini & Co., an entity controlled by the Reporting Person, and are therefore deemed to be beneficially owned by the Reporting Person.
Percent of class: 12.02%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on September 15, 2025.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on September 15, 2025.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on September 15, 2025.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on September 15, 2025

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Avanico Limited: /s/ Frank Giustra, Frank Giustra, Authorized Person (09/15/2025)
- Frank Giustra: /s/ Frank Giustra, Frank Giustra, Authorized Person (09/15/2025)